Mail Stop 6010

July 10, 2008

Skystar Bio-Pharmaceutical Company
c/o Paracorp Incorporated
318 North Carson Street #208
Carson City, NV 89701

>   **Re: Skystar Bio-Pharmaceutical Company**
>   **Registration Statement on Form S-1/A**
>   **Filed June 26, 2008**
>   **File No. 333-150695**

Dear Sir or Madam:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Graphics

1. We note that you have included a page a graphics prior to the cover page of the prospectus. Please revise your registration statement to have the graphics follow the cover page.

2. Please provide an explanation on each of the pages in which you include graphics that indicates what the pictures depict. Please include in that disclosure a clarification that the depicted products are health care and medical products for poultry, livestock and domestic pets in the People's Republic of China.

3. We note your response to prior comment 3. If true, please confirm throughout the prospectus that simultaneously with the 5-for-1 reverse stock split you are also decreasing the number of authorized common stock by 5-for-1. In addition, please revise your disclosure to discuss why you have sought to decrease your authorized shares. For example, it appears that you are decreasing your authorized common stock in order to comply with Section 78.207 of the Nevada Revised Statutes, rather than seeking shareholder approval under Section 78.2055 of the Nevada Revised Statutes. If true, please disclose.

Prospectus Summary, page 1

General

4. We note your response to prior comment 15. Please further revise your first paragraph of this section to clarify that you use the terms "we," "us," and "our" to refer to Xian Tianxing, a company which conducts substantially all your business operations and which you do not have any equity interest.

5. Please revise your disclosure here and throughout the prospectus to reflect that the source of your information is the "Chinese Ministry of Agriculture" rather than the "Chinese Agriculture Ministry."

Our Business, page 1

6. In the second paragraph of this subsection, where you disclose revenue and net loss for 2007, please delete the parenthetical which refers to non-cash and non-recurring charges. Many different factors culminate in the GAAP measures you present, which speak for themselves. You should provide further explanation later in the prospectus, which you do in MD&A.

Growth Strategy, page 2

7. We note your response to prior comment 18. Please revise your disclosure to provide more information regarding the potential acquisition target. Please provide a general description of the target's business, disclose the amount of your deposit and state the date that your three month examination and evaluation period ends and whether the agreement provides you with any exclusivity. Also, please confirm that your deposit is not an initial payment as a precursor to an acquisition; rather, that it is simply a refundable deposit to a takeover candidate for the rights to examine the books and records. Please consider whether you need to revise your disclosure in the section entitled "Plan of Operations" on page 41 to include a discussion of this potential acquisition.

The Primary Offering, page 6

8. In the second footnote, please disclose the exercise price of the warrants, post-split.

Lock-Up Agreements, page 7

9. Please clarify whether the lock-up agreements are for six or 12 months.

Summary Financial Information, page 8

10. Please revise your first paragraph on this page to indicate that the table includes your unaudited consolidated financial data for the three months ended and as of March 31, 2008 and 2007.

Statements of Operations Data, page 8

11. As it appears you are attempting to present the earnings per share data after the giving effect to the 5-for-1 reverse stock split, please ensure that the earnings per common share data table is clearly labeled "pro-forma". Further, please include a table that presents earnings per share as it appears on the face of the financial statements.

12. Please provide us with your calculations of basic and diluted earnings per share for each period presented, showing the numerator and denominator used for each calculation. Based on the information presented on page F-2, it would appear that the actual basic and diluted earnings per share would be $.04 and $.03, respectively, for the three months ended March 31, 2008, and the pro-forma amounts reflecting the 5-for-1 reverse stock split would be $.18 and $.17. In addition, since you reported a net loss for the year ended December 31, 2007, it is unclear why basic and diluted net loss per share would be different, since the effect of any common stock equivalents would be anti-dilutive. Please advise and revise the filing as appropriate.

13. Please revise to provide the disclosures regarding dilution required by Item 506 of Regulation S-K, or tell us why you believe that such disclosures are not required.

Use of Proceeds, page 20

14. We note your response to prior comment 46. Please revise your disclosure to include the information contained in your response to our prior comment regarding the determination of your offering price as well as how your assumptions will not change if and as the market changes.

Capitalization, page 22

15. Your pro forma capitalization table gives effect to the issuance of 1,227,503 shares of common stock for the conversion of two convertible debentures and the issuance of 300,400 shares of common stock for services. Please revise your disclosure to reduce pro forma retained earnings for the expenses incurred relating to these transactions, and disclose the expenses relating to each transaction in the introductory paragraph to your table.

16. Since the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

17. The form of warrant agreement filed as Exhibit 10.7 appears to contain none of the relevant terms of the warrants. Please file a revised agreement that contains each of the material terms of the warrants, consistent with your disclosures in the current amendment. Also, please file revised versions of any other material agreements that require updating.

Description of Business, page 28

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, page 33

18. Please revise your disclosure to include the expiration date of the Xian Tianxing license.

Research and Development, page 35

19. Please revise your disclosure in this section to clarify which of the major projects that you list are being undertaken with Shanghai Poultry Verminosis Institution and which projects are being undertaken with Shaanxi Microbial Institute.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Critical Accounting Policies, page 37

20. Please refer to your response to our prior comment number 60. Please clarify whether product return rights exist with respect to your sales to distributors, and if so, how you determined that you have sufficient historical experience to conclude that a reasonable estimate of sales returns can be made. Note that the lack of significant returns based on historical experience would only be relevant to the extent that sufficient historical experience exists with respect to sales of similar products to similar customers. Refer to paragraph 8 of SFAS 48.

Results of Operations, page 38

21. Please refer to your revised disclosure in response to our prior comment number 62. It is unclear what changes were made in response to our comment. As such, we reissue our comment and ask that you quantify the effect each of the causal factors that you cite for material changes in your financial statement amounts for all periods presented. For example, with respect to your discussion of cost of sales for veterinary medications on page 38, quantify the increase in the number of veterinary medicines as well as the cost savings attributed to improved manufacturing techniques.

Certain Relationships and Related Transactions, page 44

22. We note your response to prior comment 64 regarding the expense advancement to Mr. Lu. Please provide more information regarding this advancement. For example, after Mr. Lu uses the total amount of the advance, does the company

intend to advance an additional lump sum to Mr. Lu? If so, please state the amount which the company intends to advance to Mr. Lu. In addition, does the company have a specific policy or procedure with regard to the terms, amount and frequency of the advances?

Director Independence, page 45

23. We note your disclosure indicating that you do not meet the AMEX listing requirements because you have no independent directors, and that you plan to appoint independent directors before you file to list your securities on the AMEX. Supplementally, tell us when you plan to appoint these directors. Do you plan to appoint them before the offering is completed? Will you complete the offering if the securities are not approved for listing on the AMEX?

Description of Securities, page 45

24. We note your response to prior comment 66. Please update your disclosure in this section to state whether your stockholders approved the amendment of your articles of incorporation. If your articles have been amended, please update your disclosure throughout the registration statement and file a copy of your amended articles as an appropriately numbered exhibit to the registration statement. Also, please clarify your purpose in amending your articles of incorporation to increase the amount of authorized shares and then affecting a reverse stock split which would decrease the amount of authorized shares.

25. We note that you state in response to prior comment 68 that the Series A Preferred Stock does not have any terms because the board resolution authorizing the issuance of the shares was not filed with the Nevada Secretary of State before the shares were issued. Please revise your disclosure to explain this and explain the terms of the 2,000,000 shares of Series A Preferred Stock that are outstanding. Do these shares vote with the common stock of the company on a one-for-one basis or do they have five votes on all matters on which shareholders vote? If the shares do not have any terms, are they treated as common stock of the company? In addition, please state whether the purchasers or holders of these securities have any potential claims against you.

26. We note that you have included a description of the units at the end of this section in response to prior comment 67. Since the units are the securities which are being sold in this offering, please revise your disclosure to include the description of the units at the beginning of this section.

27. We note your disclosure on page 49 that the units can trade immediately following the effectiveness of the registration statement. Please clarify here whether the units will immediately be traded on the OTC Bulletin Board or the

American Stock Exchange. Please also clarify that, if true, that you have not yet applied to have any of your securities listed on the American Stock Exchange.

Underwriting and Plan of Distribution, page 50

Unit Purchase Option, page 51

28. You disclose that you have agreed to sell the underwriter a Unit Purchase Option for nominal consideration of $100. Please revise your disclosure to state the fair value of the Unit Purchase Option, along the major assumptions used to value the instrument. Also, please tell us how you intend to account for the issuance of the purchase option.

Index to Financial Statements, page 56

Notes to Consolidated Financial Statements, page F-32

29. Please refer to your response to our prior comment number 73. Please revise your disclosure to include the information provided in your response.

Note 9 – Intangibles, page F-42

30. Please refer to your response to our prior comment number 76. Please confirm whether the amortization of the acquired technology is charged to cost of sales. Since you state that you have begun to use the technology in your veterinary medicines in 2008, it would appear that the resulting amortization should be included in cost of sales. Please advise and revise the filing as appropriate.

Note 11 – Capital Transactions, page F-42

31. Please refer to your response to our prior comment number 77. Please revise your disclosure to clarify whether the Series A preferred stock holder has rights that are senior to the rights held by common shareholders. Further, please tell us and disclose whether it is your intent to file a certificate of designation for the Series A preferred stock, and if so, the rights, if any, that will be assigned at that time.

32. It would appear that the existence of the outstanding Series A preferred stock, and the apparent uncertainties regarding the rights associated with these securities, would represent a material risk to a purchaser of securities in the proposed offering. Please revise the registration statement to clearly identify and discuss these risks, or explain why you believe that no revisions are required.

Note 15 - Taxes, page F-48

33. Please refer to your revised disclosure in response to our prior comment number 79. It is unclear how the revised disclosure complies with paragraphs 20 and 21 of FIN 48. Please revise your disclosure accordingly or tell us how your disclosure complies with this guidance.

Note 16 – Earnings Per Share, page F-50

34. Please tell us how you considered the outstanding Series A Preferred Stock in calculating earnings per share for each period presented. Tell us how you considered the guidance in paragraphs 60 and 61 of SFAS 128.

Exhibits

35. We note that in your last amendment you made changes to the numbering of the footnotes to the exhibit index which indicate where the documents are incorporated by reference. It appears that Exhibits 10.14 through 10.18 are filed with your Form 8-K filed on March 11, 2008 which is footnote 13. Please revise your index accordingly and confirm that your footnote references in your index are accurate.

36. Please have Richardson & Patel revise their opinion to include the 346,153 units which the company has sought to register under the underwriter representative unit purchase option which we note is in addition to the 2,307,693 units that the company is registering in this offering.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Michael Reedich at (202) 551-3612 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin K. Leung, Esq.
        Ryan S. Hong, Esq.
        Francis Y.L. Chen, Esq.
        RICHARDSON & PATEL LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, California 90024